Exhibit 1.1

December 13, 2017

PERSONAL AND CONFIDENTIAL

Real Goods Solar, Inc.

833 West South Boulder Road

Louisville, CO 80027

Attention:	Mr. Dennis J. Lacey
Chief Executive Officer

This letter will confirm the understanding and agreement (the “Agreement”) between WestPark Capital, Inc. (“WestPark”) and Real Goods Solar, Inc. (the “Company”) as follows:

1.	Engagement: The Company hereby engages WestPark as its exclusive agent in the placement of approximately $8.0 million of one or more classes or series of securities of the Company to investors (the “Investors”). Such securities (the “Securities”) may take the form of common stock of the Company (the “Common Stock”), convertible debt, or other equity-linked securities or any combination thereof. Such placement shall be referred to as the “Transaction” and is expected to be substantially in the form of Exhibit A, attached hereto or as otherwise agreed to by the Company with the Investors; provided however, a “Transaction” shall expressly exclude any issuance of Securities as consideration for the settlement of any dispute with any investor or other third party, any exchange, amendment, or repricing or exercise of existing warrants.

2.	WestPark’s Role: WestPark hereby accepts the engagement described herein and, in that connection, agrees to:

(a)	review any offering documents used in connection with the Transaction (the “Offering Documents”) describing the Company and the Securities;

(b)	review with the Company the Investors to whom the Offering Documents will be provided; and

(c)	assist and advise the Company with respect to the negotiation of the sale of the Securities to the Investors.

3.	Term; Exclusivity: This engagement will commence on the date hereof and terminate on the earlier of (a) on the date on which the party receives written notice from the other party of termination of this engagement or (b) the date immediately following the closing of a Transaction contemplated hereunder. During WestPark’s engagement hereunder: (i) the Company will not, and will not permit its representatives to, other than in coordination with WestPark, contact or solicit institutions, corporations, individuals, or other entities as potential purchasers of the Securities in a Transaction and (ii) the Company will not pursue any financing transaction which would be in lieu of a Transaction. Furthermore, the Company agrees that during WestPark’s engagement hereunder, all inquiries, whether direct or indirect, from prospective Investors with respect to a Transaction will be referred to WestPark and will be deemed to have been contacted by WestPark in connection with the Transaction. Either party may terminate this Agreement at any time upon ten (10) days prior written notice at which the Company shall pay to WestPark all fees earned and reimburse WestPark for all expenses incurred, in accordance with Paragraph 6. The Company agrees to pay WestPark any fees specified in Paragraph 6 during the time limitations specified herein. The Company agrees that this Paragraph 3 and the provisions relating to the payment of fees, reimbursement of expenses, indemnification and contribution, confidentiality, conflicts, independent contractor and waiver of the right to trial by jury will survive any termination of this Agreement.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

4.	Best Efforts: It is understood that WestPark’s involvement in the Transaction is strictly on a reasonable best efforts basis and that the consummation of the Transaction will be subject to, among other things, market conditions. It is understood that WestPark’s assistance in the Transaction will be subject to the satisfactory completion of such investigation and inquiry into the affairs of the Company as WestPark deems appropriate under the circumstances (such investigation hereinafter to be referred to as “Due Diligence”). WestPark shall have the right in its sole discretion to terminate this Agreement if the outcome of the Due Diligence is not satisfactory to WestPark.

5.	Information: The Company shall furnish, or cause to be furnished, to WestPark all information reasonably requested by WestPark for the purpose of rendering services hereunder (all such information being the “Information”). In addition, the Company agrees to make available to WestPark upon reasonable request from time to time the officers, directors, accountants, counsel and other advisors of the Company. The Company recognizes and confirms that WestPark (a) will use and rely on the Information, including the Offering Documents, and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (b) does not assume responsibility for the accuracy or completeness of the Offering Documents or the Information and such other information; and (c) will not make an appraisal of any of the assets or liabilities of the Company. Upon reasonable request, the Company will meet with WestPark or its representatives to discuss all information relevant for disclosure in the Offering Documents and will cooperate in any investigation undertaken by WestPark thereof, including any document included or incorporated by reference therein.

6.	Fees: As compensation for the services to be rendered by WestPark hereunder, the Company will pay WestPark the following fee (“Transaction Fee”):

(a)	A cash fee (the “Cash Fee”) payable immediately upon the closing of the Transaction and equal to 7.0% of the aggregate gross proceeds raised in the Transaction (excluding any amounts to be received in the future upon the exercise of any warrant or other derivative Security). The Cash Fee shall be reduced to 3.5% of gross cash consideration paid by officers, directors and employees of the Company who participate in the Transaction.

(b)	Escrow Agreement and Payment: The Cash Fee shall be paid at the closing of a Transaction through a third-party escrow agent, or other means reasonably acceptable to WestPark, from the gross proceeds of the Securities sold. The Company agrees to pay the escrow agent fees. All Investor funds will be placed in an escrow account to be selected by WestPark and reasonably approved by the Company. WestPark shall be a party to the Escrow Agreement.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

(c)	WestPark shall have the right to purchase for the sum of $100.00 that number of warrants to purchase that number of shares of Common Stock (the “WestPark Warrants”) at the Closing equal to 8.0% of the aggregate number of shares of Common Stock issued or issuable pursuant to the Transaction (reduced to 4.0% of the aggregate number of shares of Common Stock issued or issuable to officers, directors and employees of the Company who participate in the Transaction). The WestPark Warrants shall have the same terms as the warrants issued to the Investors in the Transaction. The WestPark Warrants will not be registered and will have a cashless exercise provision (regardless if there is an effective registration statement). Such warrants may be transferable to WestPark employees and affiliates.

(d)	Expenses: The Company agrees to reimburse WestPark’s reasonable and documented out-of-pocket accountable expenses (including travel, mailings, roadshow, ceremonial lucites and background checks) actually incurred by WestPark (with supporting invoices/receipts) up to $5,000. In addition, the Company agrees to reimburse WestPark’s reasonable and documented out-of-pocket legal expense up to $75,000 of which $30,000 of such expense reimbursement shall be payable immediately to WestPark’s legal counsel, Ellenoff Grossman & Schole upon the execution of this Agreement. The Company agrees to reimburse WestPark for such legal expenses whether or not a Transaction is completed.

(e)	If within the 6-month period following consummation of a Transaction with gross proceeds of at least $5 million to the Company, the Company or any of its subsidiaries decides to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent, WestPark (or any affiliate designated by WestPark) shall have the right to act as lead underwriter or lead placement agent for such financing. If WestPark or one of its affiliates decides to accept any such engagement, the agreement governing such engagement will contain, among other things, provisions for customary fees for transactions of similar size and nature and the provisions of this Agreement, including indemnification, which are appropriate to such a transaction.

7.	Representations and Warranties.

The Company agrees WestPark may rely upon, and is a third-party beneficiary of, the representations and warranties, and applicable covenants, set forth in any agreements with Investors in the Transaction

8.	Indemnification:

(a)	To the extent permitted by law, the Company will indemnify WestPark and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from WestPark’s willful misconduct or gross negligence in performing the services described herein.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

(b)	Promptly after receipt by WestPark of notice of any claim or the commencement of any action or proceeding with respect to which WestPark is entitled to indemnity hereunder, WestPark will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to WestPark and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, WestPark will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for WestPark reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and WestPark. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to local counsel. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of WestPark, which will not be unreasonably withheld.

(c)	The Company agrees to notify WestPark promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this engagement letter.

(d)	If for any reason the foregoing indemnity is unavailable to WestPark or insufficient to hold WestPark harmless, then the Company shall contribute to the amount paid or payable by WestPark as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and WestPark on the other, but also the relative fault of the Company on the one hand and WestPark on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, WestPark’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by WestPark under this engagement letter (excluding any amounts received as reimbursement of expenses incurred by WestPark).

(e)	The Company and WestPark agree that the Arbitrator (as defined below) shall enforce the plain terms of this Indemnity and Reimbursement provision, notwithstanding any law or public policy to the contrary.

(f)	These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this engagement letter is completed and shall survive the termination of this engagement letter, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this engagement letter or otherwise.

9.	Governing Laws: This letter agreement will be governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be fully performed therein.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

10.	Confidentiality: Except as required by law, this Agreement and the services and advice to be provided by WestPark hereunder, shall not be disclosed to third parties without WestPark’s prior written permission. Notwithstanding, WestPark shall be permitted to advertise the services it provided in connection with the Transaction subsequent to the consummation of the Transaction. Such expense shall not be reimbursable under paragraph 6 hereof.

11.	No Brokers: The Company represents and warrants to WestPark that there are no brokers, representatives or other persons which have an interest in compensation due to WestPark from any transaction contemplated herein or which would otherwise be due any fee, commission or remuneration upon consummation of any Transaction; provided however to the extent any investors contacted by Xnergy during the term of their engagement invest in a Transaction, Xnergy is entitled to a fee with respect to those investments, if any.

12.	Authorization: The Company and WestPark represent and warrant that each has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

13.	Independent Contractor: The Company acknowledges that in performing its services, WestPark is acting as an independent contractor, and not as a fiduciary, agent or otherwise, of the Company or any other person. The Company acknowledges that in performing its services hereunder, WestPark shall act solely pursuant to a contractual relationship on an arm’s length basis (including in connection with determining the terms of any Transaction). Any review by WestPark of the Company, the transaction contemplated hereby or other matters relating to such transactions has been and shall be performed solely for the benefit of WestPark and shall not be on behalf of the Company. The Company agrees that is shall not claim that WestPark owes a fiduciary duty to the Company in connection with such transaction or the process leading thereto. No one other than the Company is authorized to rely upon engagement of WestPark hereunder or any statements, advice, opinions or conduct by WestPark. The Company further acknowledges that WestPark may perform certain of the services described herein through one or more of its affiliates and any such affiliates shall be entitled to the benefit of this Agreement. This Paragraph 14 shall survive the termination or expiration of this Agreement.

14.	Conflicts: The Company acknowledges that WestPark and its affiliates may have and may continue to have investment banking and other relationships with parties other than the Company pursuant to which WestPark may acquire information of interest to the Company. WestPark shall have no obligation to disclose such information to the Company or to use such information in connection with any contemplated transaction.

15.	Anti-Money Laundering: To help the United States government fight the funding of terrorism and money laundering, the federal laws of the United States requires all financial institutions to obtain, verify and record information that identifies each person with whom they do business. This means we must ask you for certain identifying information, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and such other information or documents that we consider appropriate to verify your identity, such as certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

16.	Costs and Attorneys’ Fees. If any action, suit, arbitration proceeding, or any other proceeding is instituted arising out of this Agreement, the prevailing party shall recover all of such party’s costs, including, without limitation, the court costs and attorneys’ fees incurred therein, including any and all appeals or petitions therefrom. As used herein, “attorneys’ fees” shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services. The Parties agree that final, binding, non-appealable arbitration is the sole method of dispute resolution under this Agreement.

17.	Pre-Arbitration Informal Dispute Resolution and Arbitration.

Informal Dispute Resolution. The Parties shall use good faith efforts to resolve any disputes that arise under this Agreement. In the event of a dispute, the party with a dispute shall provide written notice, by facsimile or email, of the dispute to the other party. Both Parties shall meet in person or by conference call within fifteen (15) business days of the effective date of a notice of a dispute to resolve the issues in dispute. The effective date of the notice of a dispute is the date that the notice was faxed or e-mailed.

Arbitration. The Company and WestPark agree that any dispute concerning this Agreement, including disputes as to arbitrability, that cannot be resolved by the Pre-Arbitration Informal Dispute Resolution meeting shall be resolved through final, binding, non-appealable arbitration, before a single, neutral arbitrator, at JAMS, in Santa Monica, California. Venue of all arbitration shall be JAMS Dispute Resolution Center, Santa Monica, California. The Parties initially shall split the costs of any arbitration proceeding fifty-fifty (50-50), but the arbitrator shall award arbitration costs and attorneys’ fees to the prevailing party. Judgment on any arbitration award may be entered in any Court having jurisdiction. Any arbitration award shall be in United States Dollars and may be enforced in any jurisdiction in which the party against whom enforcement is sought maintains assets. The Arbitrator shall have no authority to award punitive, consequential, indirect, special, exemplary, or other damages not measured by the prevailing party’s actual compensatory damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF. The Parties agree that the arbitrator shall enforce the terms of this Agreement, including the indemnity and reimbursement provisions of this Agreement, and no bar order or any other Court order shall operate to extinguish WestPark’s claims to indemnity and reimbursement. The Parties agree not to seek to avoid their indemnity and reimbursement obligations in any Court and that this Agreement shall be a complete defense to any such efforts. The Parties agree to limit their respective testimony at any arbitration hearing to three hours per side. This section provides the sole recourse for the settlement of any disputes arising out of, in connection with, or related to this Agreement.

18.	Miscellaneous: This Agreement constitutes the entire understanding and agreement between the Company and WestPark with respect to the subject matter hereof and supersedes all prior understanding or agreements between the parties with respect thereto, whether oral or written, express or implied. Any amendments or modifications must be executed in writing by both parties. It is understood and agreed that WestPark’s services hereunder will not include providing any tax, accounting, legal or regulatory advice or developing any tax strategies for the Company. This Agreement and all rights, liabilities and obligations hereunder shall be binding upon and inure to the benefit of each party’s successors but may be assigned without prior written approval of the other party. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument. The descriptive headings of the Paragraphs of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in anyway the meaning or interpretation of this Agreement.

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Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

If all the foregoing is acceptable to you, please so indicate by signing in the space provided below and returning a signed copy of this letter to us for our records.

WestPark is delighted to accept this engagement and looks forward to working with you. Please confirm that the foregoing correctly sets forth our Agreement by returning one executed Agreement to our corporate office at 1900 Avenue of the Stars, Suite 310, Los Angeles, CA, 90067, and a facsimile of same to (310) 843-9304.

Very truly yours,

WESTPARK CAPITAL, INC.

BY:	/s/Richard Rappaport
Name: Richard Rappaport
Title: CEO

ACCEPTED AND AGREED TO

AS OF THE ABOVE DATE:

REAL GOODS SOLAR, INC.

BY:	/s/Dennis Lacey
Name: Dennis Lacey
Title: CEO

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

December 11, 2017	EXHIBIT A

Real Good Solar, Inc.

Proposed Term Sheet

$8,000,000 of Common Stock and Warrants

This proposed structure for a possible financing arranged by WestPark Capital, Inc. for Real Goods Solar, Inc. The terms of this proposal (this “Proposal”) are preliminary, for discussion purposes only. Your receipt of this Proposal constitutes your agreement that this Proposal is the confidential information of WestPark Capital, Inc. and may not be distributed without our prior written consent other than to your attorneys, accountants and as required by law.

Securities:	[_______] shares of the Company’s Common Stock

Pricing:	[85% - 100%] of Market (defined as the 5-day vwap prior to closing).

Use of Proceeds:	Working Capital and General Corporate Purposes

Investor Warrants:	[50% - 100%] Warrant Coverage. The Warrant will be exercisable at 110% of Market Price and have a 5-year term. The warrants will be for cash exercise only and will not include anti-dilution or other terms which would create a derivative warrant liability for the Company (i.e. fundamental change, etc.).

Registration:	The Company has filed with the Securities and Exchange Commission a registration statement on Form S-3 (Registration File No. 333-215985) under the Securities Act of 1933, as amended (the “Securities Act”), which became effective on July 21, 2017, for the registration under the Securities Act of certain securities of the Company, including the Shares and the Warrants.

Confidentiality:	The Company agrees that it will not disclose, and will not include in any public announcement, the name or names of the investors, unless expressly agreed to by the investors or unless and until such disclosure is required by law, regulation or by a stock exchange, and then only to the extent of such requirement.

Documentation:	Definitive documentation shall contain supplementary provisions, including representations, warranties, covenants, and remedies as are appropriate to preserve the economic integrity of the contemplated investment.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL